Exhibit 99.1
Agria Reports Third Quarter 2007 Results
•	Revenues of US$47.1 million for first nine months of 2007, with diluted earnings per ADS of US$0.48

•	Expect 4Q/2007 revenue growth of 60% to 70% year-over-year
Beijing, China — December 3, 2007 — Agria Corporation (NYSE: GRO), an innovative China-based agri-solutions provider engaged in research and development, and production and sale of three different types of upstream agricultural products, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2007.
Revenues for the third quarter of 2007 were RMB 73.3 million (US$9.8 million), compared to revenues of RMB 71.3 million for the third quarter of 2006. Net income was RMB 41.1 million (US$5.5 million), compared to RMB 44.4 million in the year ago period. Excluding share-based compensation expense of RMB 4.4 million (US$583 thousand) in the third quarter of 2007, net income for the third quarter of 2007 (non-GAAP) was RMB 45.5 million (US$ 6.1 million).
In the third quarter of 2007, gross profit was RMB 55.5 million (US$7.4 million) compared to RMB 49.7 million in the third quarter of 2006. In the third quarter of 2007, the company achieved gross margins of 77.2% and 68.5% from its sheep breeding and seedling segments, respectively, while revenues from the sheep breeding and seedling segments accounted for 84% and 16%, respectively, of total revenues. Revenue from the company’s corn seed segment was nil in the third quarter of 2007 compared to RMB 6.1 million in the same period in 2006. Due to seasonality of the corn seeds production and sale, the third quarter typically represents the low point of the year for the corn seed segment and therefore the low point for total quarterly revenues. Typically, corn seeds are harvested in September; sales usually start in October and end in or before June of the following year, with minimal to nil corn seed sales from July through August, and only sales of any remaining old inventory in September.
For the third quarter 2007, basic and diluted earnings per ADS were RMB 0.82 (US$ 0.11) and RMB 0.78 (US$ 0.10), respectively, compared to RMB 0.89 per basic and diluted ADS in the same period in 2006. Excluding share-based compensation expense of RMB 4.4 million (US$583 thousand) in the third quarter of 2007, diluted earnings per ADS (non-GAAP) were RMB 0.86 (US$ 0.12). Each ADS represents two ordinary shares of the company.

Revenues for the nine month period ended September 30, 2007 were RMB 352.7 million ($47.1 million), compared to revenues of RMB 340.5 million for the nine month period ended September 30, 2006. Net income for the nine month period ended September 30, 2007 was RMB 184.5 million (US$ 24.6 million), compared to RMB 186.5 million in the same period of 2006. Excluding share-based compensation expense of RMB 4.4 million (US$583 thousand) in the nine months ended September 30, 2007, net income for the nine months ended September 30, 2007 (non-GAAP) was RMB 188.9 million (US$ 25.2 million).
For the nine months ended September 30, 2007, gross profit was RMB 213.3 million (US$28.5 million) compared to RMB 206.7 million for the first nine months ended September 30, 2006. For the first nine months ended September 30, 2007, the company achieved gross margins of 39.9%, 74.1% and 69.2% from its corn seed, sheep breeding and seedling segments, respectively, while revenues from the corn seeds, sheep breeding and seedling segments accounted for 38.0%, 48.8% and 13.2%, respectively, of total revenues.
For the nine month period ended September 30, 2007, basic and diluted earnings per ADS were RMB 3.69 (US$ 0.49) and RMB 3.62 (US$ 0.48), respectively, compared to RMB 3.73 per basic and diluted ADS for the same period in 2006. Excluding share-based compensation expense of RMB 4.4 million (US$583 thousand) in the nine months ended September 30, 2007, diluted earnings per ADS (non-GAAP) were RMB 3.7 (US$ 0.49).
Mr. Alan Lai, chairman and co-CEO of Agria Corporation, commented, “We continue to gain significant momentum as we leverage our proven operational and commercialization ability, extensive sales and distribution, and track record of innovation. The third quarter — typically the lowest of the season — developed as expected with a high level of corn contract activity entering the fourth quarter. As a result, we now expect to achieve sequential growth in Q4/2007 and Q1/2008. The successful completion of our recent IPO on the New York Stock Exchange will help us establish our brand on an even larger scale. While we have built our business organically to date, as a public company, we now have a currency to use for strategic acquisitions of land, products and distribution channels. Overall, we remain very confident in our near and long-term prospects and will continue to work to build shareholder value.”
Third Quarter 2007 Segment Highlights
•	Corn Seeds: The third quarter typically represents the low season annually for corn seed sales. Based on sales orders received, the company is optimistic about the cord seeds segment and overall prospects for the fourth quarter. Agria is also in the process of acquiring additional land for future growth. The company expects average selling prices of proprietary corn seeds will improve in the fourth quarter compared to the same period in 2006, while average selling prices of generic corn seeds will experience typical declines. Agria’s corn seed R&D pipeline remains strong. The company expects to introduce two new proprietary corn seeds to the market in 2008.

•	Sheep Breeding: Sales of Agria’s frozen sheep semen remained strong in the third quarter and the growth trend is expected to continue in the fourth quarter. Average selling prices of the company’s frozen sheep semen remained stable with the potential for price increases. Agria is currently building a new sheep breeding center which it expects will significantly boost the company’s production capacity of sheep breeding products.

•	Seedlings: Agria introduced several new seedling products in the quarter and continues to explore growth opportunities in new areas.
As of September 30, 2007, Agria had cash and cash equivalents of RMB 288.6 million (US$ 38.5 million). This does not include approximately US$183 million, net of issuance costs, in proceeds from the company’s initial public offering completed in November 2007.
Business Outlook
Based primarily on the sales orders received to date, Agria expects to generate total revenues in the range of approximately RMB 238 million (US$31.8 million) to RMB 253 million (US$ 33.8 million) for the fourth quarter of 2007, representing year-over-year growth in the range of 60% to 70%, respectively, compared to RMB 149 million in the fourth quarter of 2006. This forecast reflects Agria’s current and preliminary view, which is subject to change.
Convenience Currency Translation
The conversion of RMB into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York as of September 28, 2007, which was RMB 7.4928 to US$ 1.0000. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 28, 2007, or at any other date. The percentages stated in this press release are calculated based on RMB.
Investor Conference Call / Webcast Details
The dial-in number for the live audio call beginning on December 3, 2007 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. December 3, 2007 in Beijing) is +1-201-689-8560. A live webcast of the conference call will be available on Agria’s website at www.agriacorp.com.
A replay of the call will be available approximately 2 hours after the conclusion of the live call through midnight on December 17, 2007, U.S. Eastern Time (1 p.m., December 18, 2007 in Beijing) by telephone at +1-201-612-7415. To access the replay use conference ID# 263900, with account #3055. A webcast replay will also be available at www.agriacorp.com.

About Agria Corporation
Agria Corporation (NYSE: GRO) is an innovative China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products developed through its own research and development capability. The company has access to approximately 27,000 acres of farmland in seven provinces and its extensive distribution network provides direct or third party distribution in 14 provinces. For more information about Agria Corporation, please visit www.agriacorp.com.
Contacts:

Matt Feng, Investor Relations China Tel: 86 10 8785-9020 matt.feng@agriacorp.com	David Pasquale, EVP at The Ruth Group U.S. Tel: +646-536-7006 dpasquale@theruthgroup.com
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Agria Corporations strategic and operational plans, contain forward-looking statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Agria’s limited operating history makes it difficult to evaluate our future prospects and results of operations; natural or man-made disasters could damage our seed production, which would cause us to suffer production losses and a material reduction of our revenues; outbreaks of disease in livestock and/or food scares in China would materially and adversely affect our sheep breeding business; we primarily rely on arrangements with village collectives to produce our corn seed products, and if we are unable to continue these arrangements or enter into new arrangements with other village collectives to increase our production, our total land acreage devoted to corn seed production may decrease and our growth may be inhibited; our growth prospects may be materially and adversely affected if we are unable to continue to develop or acquire products to meet the demands of Chinese farmers or to produce our existing products in sufficient quantities; and one or more of our distributors may engage in activities that are harmful to our brand and to our business, and other risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission, including its Form F-1/A filed on November 2, 2007. All information provided in this press release is as of December 3, 2007, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Financial Measures
To supplement our consolidated financial information prepared in accordance with U.S. GAAP, Agria Corporation uses non-GAAP measures of net income and earnings per share and per ADS, which are adjusted to exclude share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.
Agria believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Agria’s historical performance and liquidity. Agria intends to compute its non-GAAP financial measures using the same consistent method from quarter to quarter. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income and earnings per share and per ADS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
— Tables Attached —

Agria Corporation
Consolidated Statements of Operations
(In thousands of RMB, except per share and per ADS data)
(Unaudited)

	Three months ended		Nine months ended
	30-Sep	30-Sep	30-Sep	30-Sep
	2006	2007	2006	2007

Revenue:
Corn seeds	6,137	—	148,263	133,853
Sheep breeding products	52,868	61,482	150,386	172,081
Seedlings	12,254	11,814	41,848	46,769

Total revenue	71,259	73,296	340,497	352,703

Cost of revenue:
Corn seeds	(5,489)	—	(86,867)	(80,395)
Sheep breeding products	(13,054)	(14,046)	(39,683)	(44,589)
Seedlings	(2,995)	(3,717)	(7,207)	(14,396)

Total cost of revenue	(21,538)	(17,763)	(133,757)	(139,380)

Gross profit	49,721	55,533	206,740	213,323

Operating (expense) income (Note 1):
Selling expenses	(2,402)	(2,971)	(9,944)	(10,908)
General and administrative expenses	(1,243)	(7,554)	(4,688)	(11,116)
Research and development expenses	(562)	(642)	(3,185)	(1,667)
Government Grants	80	—	80	—

Total operating expenses	(4,127)	(11,167)	(17,737)	(23,691)

Operating profit	45,594	44,366	189,003	189,632
Interest income	63	693	213	843
Interest expense	(1,345)	(4,033)	(3,759)	(6,272)
Other income	79	123	1,044	297

Income before income tax	44,391	41,149	186,501	184,500
Income tax	—	—	—	—

Net income	44,391	41,149	186,501	184,500

Earnings per share:
—Basic	RMB0.44	RMB0.41	RMB1.87	RMB1.85
—Diluted	RMB0.44	RMB0.39	RMB1.87	RMB1.81

Weighted average number of ordinary shares outstanding:
—Basic	100,000,000	100,000,000	100,000,000	100,000,000
—Diluted	100,000,000	105,603,039	100,000,000	101,955,592

Earnings per ADS (Note 2):
—Basic	RMB0.89	RMB0.82	RMB3.73	RMB3.69
—Diluted	RMB0.89	RMB0.78	RMB3.73	RMB3.62

Note 1:
Share-based compensation expense are included in general and administrative expenses	—	4,365	—	4,365

Note 2:
Each ADS represents two ordinary shares.

Agria Corporation
Consolidated Statements of Operations
(In thousands of US$, except per share and per ADS data)
(Unaudited)

	Three months ended		Nine months ended
	30-Sep		30-Sep
	2007		2007

Revenue:
Corn seeds		—		17,864
Sheep breeding products		8,205		22,966
Seedlings		1,577		6,242

Total revenue		9,782		47,072

Cost of revenue:
Corn seeds		—		(10,730)
Sheep breeding products		(1,875)		(5,951)
Seedlings		(496)		(1,921)

Total cost of revenue		(2,371)		(18,602)

Gross profit		7,411		28,470

Operating (expense) income (Note 1):
Selling expenses		(397)		(1,456)
General and administrative expenses		(1,008)		(1,484)
Research and development expenses		(86)		(222)

Total operating expenses		(1,491)		(3,162)

Operating profit		5,920		25,308
Interest income		93		113
Interest expense		(538)		(837)
Other income		16		40

Income before income tax		5,491		24,624
Income tax		—		—

Net income		5,491		24,624

Earnings per share:
—Basic	US$	0.05	US$	0.25
—Diluted	US$	0.05	US$	0.24

Weighted average number of ordinary shares outstanding:

—Basic		100,000,000		100,000,000
—Diluted		105,603,039		101,955,592

Earnings per ADS (Note 2):
—Basic	US$	0.11	US$	0.49
—Diluted	US$	0.10	US$	0.48

Note 1:
Share-based compensation expense are included in general and administrative expenses		583		583

Note 2:
Each ADS represents two ordinary shares.

Agria Corporation
Reconciliation of Non-GAAP measures
(In thousands of RMB, except per share and per ADS data)
(Unaudited)

	Three months ended		Nine months ended
	30-Sep 2006	30-Sep 2007	30-Sep 2006	30-Sep 2007

Net income	44,391	41,149	186,501	184,500
Share-based compensation expense	—	4,365	—	4,365

Non-GAAP net income	44,391	45,514	186,501	188,865

Net income per ADS — basic	RMB0.89	RMB0.82	RMB3.73	RMB3.69
Net income per ADS — diluted	RMB0.89	RMB0.78	RMB3.73	RMB3.62

Non-GAAP net income per ADS — basic	RMB0.89	RMB0.91	RMB3.73	RMB3.78
Non-GAAP net income per ADS — diluted	RMB0.89	RMB0.86	RMB3.73	RMB3.70

Weighted average shares used in calculating basic net income per ADS	50,000,000	50,000,000	50,000,000	50,000,000
Weighted average shares used in calculating diluted net income per ADS	50,000,000	52,801,520	50,000,000	50,977,796
Agria Corporation
Reconciliation of Non-GAAP measures
(In thousands of US$, except per share and per ADS data)
(Unaudited)

	Three months ended		Nine months ended
	30-Sep		30-Sep
	2007		2007

Net income		5,491		24,624
Share-based compensation expense		583		583

Non-GAAP net income		6,074		25,207

Net income per ADS — basic	US$	0.11	US$	0.49
Net income per ADS — diluted	US$	0.10	US$	0.48

Non-GAAP net income per ADS — basic	US$	0.12	US$	0.50
Non-GAAP net income per ADS — diluted	US$	0.12	US$	0.49

Weighted average shares used in calculating basic net income per ADS		50,000,000		50,000,000
Weighted average shares used in calculating diluted net income per ADS		52,801,520		50,977,796
Note 1: Each ADS represents two common shares.

Agria Corporation
Consolidated Balance Sheets
(In thousands)

	(Audited)	(Unaudited)	(Unaudited)
	31-Dec 2006 (RMB)	30-Sep 2007 (RMB)	30-Sep 2007 (US$)
ASSETS
Current assets:
Cash and cash equivalents	42,782	288,615	38,519
Accounts receivable (net of allowance for doubtful accounts)	156,440	132,960	17,745
Inventories	58,007	56,290	7,513
Prepayments and other current assets	22,584	97,926	13,069
Amounts due from related parties	1,059	118	16

Total current assets	280,872	575,909	76,862

Non-current assets:
Property, plant and equipment, net	40,126	51,867	6,922
Investment	205	205	27
Intangible assets, net	74,437	90,036	12,016
Deferred share issuance costs	—	15,631	2,086
Other assets, net	94,836	106,775	14,250

Total non-current assets	209,604	264,514	35,301

Total assets	490,476	840,423	112,163

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	36,900	26,400	3,523
Long-term bank borrowing, current portion	1,500	—	—
Accounts payable	27,161	13,242	1,767
Accrued expenses and other liabilities	14,907	36,430	4,862
Amount due to a shareholder	29,992	187,972	25,087
Amounts due to related parties	16,884	4,001	534

Total current liabilities	127,344	268,045	35,773

Non-current liabilities:
Amounts due to related parties	8,996	8,996	1,201

Total non-current liabilities	8,996	8,996	1,201

Total liabilities	136,340	277,041	36,974

Series A Redeemable convertible preferred shares (par value US$0.0000001 per share; 100,000,000 shares authorized; nil and 2,400,000 shares issued and outstanding at December 31, 2006 and September 30, 2007)	—	65,111	8,690

Redeemable ordinary shares (par value US$0.0000001 per share; nil and 6,250,000 shares issued and outstanding at December 31, 2006 and September 30 , 2007)	—	155,928	20,810

Shareholders’ equity:
Ordinary shares (par value US$0.0000001 per share; 499,900,000,000 shares authorized; 100,000,000 shares issued and outstanding at December 31, 2006 and September 30 , 2007)	—	—	—
Additional paid-in capital	8,098	4,365	582
Statutory reserves	76,953	76,953	10,270
Retained earnings	269,085	261,025	34,837

Total shareholders’ equity	354,136	342,343	45,689

Total liabilities, preferred shares and shareholders’ equity	490,476	840,423	112,163